SCHEDULE A

Transactions of the Issuer

SINCE THE FILING OF AMENDMENT NO. 5

The following table sets forth all transactions in the ADSs since the filing of Amendment No. 5 by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions. These ADSs were purchased or sold in multiple transactions at prices indicated in the column Price Per ADS ($). Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per ADS ($) column is a weighted average price. These ADSs were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of ADSs purchased or sold at each separate price.

Trade Date	ADSs Purchased (Sold)	Price per ADS ($)	Price Range ($)

06/27/2025	(549,000)	1.6177
06/30/2025	(11,000)	1.6628
07/01/2025 07/02/2025	(50,000) (71,700)	1.6031 1.5601
07/03/2025	(250,000)	1.5862
07/07/2025	(46,000)	1.5739
07/08/2025	(1,600)	1.5600
07/09/2025	50,000	1.5682
07/11/2025	(5,574,484)	1.5691	1.5588-1.6003
07/14/2025	400	1.5900
07/14/2025	(800,097)	1.6024	1.6000-1.6099